File No. 811-09479


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              AMENDMENT NO. 1 TO
                                   FORM N-8A

                         NOTIFICATION OF REGISTRATION
                       FILED PURSUANT TO SECTION 8(a) OF
                      THE INVESTMENT COMPANY ACT OF 1940


     The undersigned investment company notified the Securities and Exchange Commission on July 16, 1999 that it was registering under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such Notification of Registration submits the following amended information:

Name:     THE S&P 500(R) PROTECTED EQUITY FUND, INC.

          Registrant filed its initial Notification of Registration (the "Notification") pursuant to Section 8(a) of the Investment Company Act of 1940 on July 16, 1999. Pursuant to an Action by Unanimous Written Consent of the Board of Directors, dated September 21, 1999, Registrant filed Articles of Amendment to Registrant's Articles of Incorporation (the "Articles of Amendment") on October 7, 1999 with the State Department of Assessments and Taxation of the State of Maryland. Among other things, the Articles of Amendment changed the Registrant's name from The Market Participation Principal Protection Fund, Inc. to the S&P 500(R) Protected Equity Fund, Inc. This amendment to the Notification is being made to reflect such name change.

Address of Principal Business Office (No. & Street, City, State, and Zip Code):

          The S&P 500(R) Protected Equity Fund, Inc.
          800 Scudders Mill Road
          Plainsboro, New Jersey 08536

Telephone Number (including area code):  (609) 282-2800

Name and Address of Agent for Service of Process is amended as follows:

          Terry K. Glenn
          800 Scudders Mill Road
          Plainsboro, New Jersey  08536

Check Appropriate Box:

          Registrant previously filed a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the original filing of Form N-8A:

          YES |X|                                          NO |_|



                                   SIGNATURE


     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amendment to the Notification of Registration to be duly signed on its behalf in the City of Plainsboro and State of New Jersey on the 15th day of October, 1999.




                            THE S&P 500(R) PROTECTED EQUITY FUND, INC.



                             By:  /s/ Terry K. Glenn
                                  ------------------------------------------
                                  Terry K. Glenn
                                  President